Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition as of September 30, 2015 and results of operations for the nine months ended September 30, 2015 and September 30, 2014 should be read together with our financial statements and related notes included elsewhere in this filing and our audited financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014. This discussion and analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, that involve risks, uncertainties and assumptions. Words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to us, our business and our management, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this report. The identification of certain statements as “forward-looking” is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements.

Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under the section entitled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. All forward-looking statements included in this filing are based on information available to us on the date of this filing, and we assume no obligation to update any forward-looking statements contained in this filing. Our interim financial results may not be indicative of the financial results of future periods.

Unless the context requires otherwise, references in this report to the “Company,” “Group”, “we,” “us” and “our” refer to Gilat Satellite Networks Ltd. and its subsidiaries.

Overview

We are a leading global provider of end-to-end broadband satellite communication, or Satcom, network solutions and services. We design, manufacture and provide full network management and equipment for Satcom as well as professional services to satellite operators and service providers worldwide. The equipment consists of very small aperture terminals, or VSATs, solid-state power amplifiers, or SSPAs, block up converters, or BUCs, low-profile antennas and on-the-Move/on-the-Pause terminals.  VSATs are earth-based terminals that transmit and receive broadband Internet, voice, data and video via satellite. VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, fast to deploy, end-to-end communications regardless of the number of sites or their geographic locations.  In addition, we provide for the cellular market integrated small cell with our satellite backhaul.

In addition to developing Satcom equipment, we have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions including:

•	Fully managed Satcom services
•	Satellite capacity
•	Remote network operation
•	Call center support
•	Hub and field operations
•	Build Operate Transfer of Rural Communication Networks

We have a large installed base spanning 90 countries, having sold over 1.2 million terminals and currently have over 500 active networks.

We have 20 sales and support offices worldwide, four network operations centers, or NOCs, and five R&D centers. Our products are sold to communication service providers and operators which use VSATs to serve enterprise, government and residential users, to mobile network operators and to system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America and also provide managed network services , such as in Australia, over a VSAT network owned by a third party.

We operate three business divisions, comprised of our Commercial, Mobility and Services divisions:

•
Commercial Division - provides VSAT networks, satellite communication products, small cell solutions and associated professional services and comprehensive turnkey solutions. Our customers are:  service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises worldwide. We are focusing on high throughput satellites, or HTS, initiatives worldwide and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

•
Mobility Division - provides on-the-Move/on-the-Pause satellite communication products and solutions to in flight connectivity, or IFC, service providers, system integrators, defense and homeland security organizations, as well as to other commercial entities worldwide. The division provides solutions on land, sea and air, while placing major focus on the high-growth market of commercial IFC, with its unique leading technology. In addition, the division includes the operations of our Wavestream Corporation subsidiary, or Wavestream, whose sales are primarily to IFC integrators as well as defense integrators.

•
Services Division – provides managed network and services for rural broadband access via its subsidiaries in Peru and Colombia. Our connectivity solutions have been implemented in large and national scale projects. Gilat's terrestrial and satellite networks provide Internet and telephony services to thousands of rural communities and schools worldwide. Our turnkey solutions start with supplying network infrastructure, continue through ensuring high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

In December 2013, we sold our Spacenet subsidiary, to SageNet for approximately $16 million, subject to certain post-closing adjustments and expenses. During 2015 and 2014, the post-closing adjustments were resolved and consequently we incurred additional expenses of approximately $0.2 million and $0.8 million, respectively related to those adjustments. These additional expenses are accounted as discontinued operations. Spacenet was previously part of the Services Division.

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, intangible and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report.

RESULTS OF OPERATIONS:

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Revenues

Revenues for the nine months ended September 30, 2015 and 2014 for our three Divisions were as follows:

	Nine months ended			Nine months ended
	September 30,			September 30,
	2015	2014	Percentage	2015	2014
	U.S. dollars in thousands		change	Percentage of revenues
	Unaudited			Unaudited

Commercial
Equipment	$45,169	$61,663	(26.7)%	34.8%	38.1%
Services	24,857	35,940	(30.8)%	19.1%	22.2%
	70,026	97,603	(28.3)%	53.9%	60.3%
Mobility
Equipment	26,741	36,316	(26.4)%	20.6%	22.4%
Services	1,954	2,656	(26.4)%	1.5%	1.6%
	28,695	38,972	(26.4)%	22.1%	24.0%
Services
Equipment	7,601	9,077	(16.3)%	5.9%	5.6%
Services	23,539	16,384	43.7%	18.1%	10.1%
	31,140	25,461	22.3%	24.0%	15.7%
Total
Equipment	79,511	107,056	(25.7)%	61.2%	66.1%
Services	50,350	54,980	(8.4)%	38.8%	33.9%
Total	$129,861	$162,036	(19.9)%	100.0%	100.0%

Our total revenues for the nine months ended September 30, 2015 were approximately $129.9 million, as compared to approximately $162.0 million for the same period in 2014. The decrease in our total revenues in the nine months ended September 30, 2015, compared to the same period in 2014, is mainly attributable to a decrease of approximately $27.6 million in Commercial Division revenues and an approximately $10.3 million decrease in Mobility Division revenues, partially offset by an increase of approximately $5.7 million in Services Division revenues.

The decrease in our Commercial Division revenues is primarily attributable to the completion of a few significantly large deals we had in the nine months ended September 30, 2014 in LATAM, Africa and Australia. In the nine months ended September 30, 2015 we did not secure deals of that magnitude. The satellite industry is shifting to HTS technology which is characterized by large deals with a longer decision-making process. This extended decision-making process has affected our results in the first three quarters of 2015.

The decrease in Mobility Division revenues is primarily attributable to a decrease in our defense related revenues that was caused by a continued decrease in US DoD demand.

The increase in Services Division revenues is primarily attributable to the Kioscos project in Colombia, which is a services project from which we began to recognize revenues during 2014. Our revenues for the nine months ended September 30, 2015, do not reflect material revenues from the three Fitel projects that we were awarded in March 2015, which are expected to generate $285 million in revenues over 11 years and the recent award of an additional Fitel project with expected revenues of $108 million over same period.

Gross profit

The gross profit (loss) of our three divisions for the nine months ended September 30, 2015 and 2014 were as follows:

	Nine months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	U.S. dollars in thousands		Percentage of revenues per segment
	Unaudited	Unaudited	Unaudited	Unaudited

Commercial
Equipment	$13,200	$19,456	29.2%	31.6%
Services	13,002	20,480	52.3%	57.0%
	26,202	39,936	37.4%	40.9%
Mobility
Equipment	5,277	10,907	19.7%	30.0%
Services	746	1,765	38.2%	66.5%
	6,023	12,672	21.0%	32.5%
Services
Equipment	3,409	3,082	44.8%	34.0%
Services	(1,910)	2,173	(8.1)%	13.3%
	1,499	5,255	4.8%	20.6%
Total
Equipment	22,699	33,445	28.5%	31.2%
Services	11,025	24,418	21.9%	44.4%
Total	$33,724	$57,863	26.0%	35.7%

Our gross profit is affected year-to-year by the mix of revenues between equipment and services (where equipment sales generally have a higher margin), the regions in which we operate, the size of our transactions and the timing in which such transactions are consummated. As such, we are subject to year-to-year fluctuation in our gross profit.

Our gross profit margin decreased to 26% in the nine months ended September 30, 2015, from 35.7% in the nine months ended September 30, 2014. The decrease in our gross profit margin in the nine months ended September 30, 2015 is attributable to the decrease in our overall sales and specifically to decreased equipment sales compared to the same period in 2014. As a result of the fixed cost component in our costs of goods sold, the decrease in overall sales generally resulted in a significant decrease in overall gross margin, as further discussed below.

        In the Commercial Division, the decrease in our gross profit margin is mainly attributable to lower revenues over a similar level of fixed expenses in the nine months ended September 30, 2015, compared to the same period of 2014.

        In the Mobility Division, the decrease in our gross profit margin is mainly attributable to lower revenues coupled with lower margin deals in the nine months ended September 30, 2015, compared to the same period of 2014.

In our Services Division, the decrease of gross profit margin is attributable to revenue from the Kisocos project in Colombia which carries a lower gross margin than average.

Research and Development Expenses, net

Research and development expenses of our three divisions for the nine months ended September 30, 2015 and 2014 were as follows:

	Nine months ended			Nine months ended
	September 30,			September 30,
	2015	2014	Percentage	2015	2014
	U.S. dollars in thousands		change	Percentage of revenues per Division
	Unaudited		Unaudited	Unaudited

Commercial
Expenses incurred	$12,875	$14,153	(9.0)%	18.4%	14.5%
Less – OCS grants	546	1,406	(61.2)%	0.8%	1.4%
	12,329	12,747	(3.3)%	17.6%	13.1%
Mobility
Expenses incurred	6,368	6,678	(4.6)%	22.2%	17.1%
Less – OCS grants	17	396	(95.7)%	0.1%	1.0%
	6,351	6,282	1.1%	22.1%	16.1%

Total, net	$18,680	$19,029	(1.8)%	18.9%	13.9%

Net research and development expenses decreased by $0.3 million. Gross research and development expenses decreased by approximately $1.6 million in the nine months ended September 30, 2015 compared to the same period of 2014 in both our Commercial and Mobility Divisions. The decrease in gross research and development expenses is mainly attributable to our continuing efforts to integrate and create synergies in our research and development activities worldwide and to the appreciation of the U.S. dollar in relation to the NIS. This decrease was partially offset by a decrease of $1.2 million in grants received from the Israeli office of Chief Scientist, or the OCS, mainly due to the lower approved budget by the Israeli government in the nine months ended September 30, 2015 compared to the same period of 2014.

Selling and Marketing Expenses

Selling and marketing expenses of our three divisions for the nine months ended September 30, 2015 and 2014 were as follows:

	Nine months ended			Nine months ended
	September 30,			September 30,
	2015	2014	Percentage	2015	2014
	U.S. dollars in thousands		change	Percentage of revenues per Division
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Commercial	$12,416	$18,458	(32.7)%	17.7%	18.9%
Mobility	5,485	5,807	(5.5)%	19.1%	14.9%
Services	824	1,015	(18.8)%	2.6%	4.0%
Total	$18,725	$25,280	(25.9)%	14.4%	15.6%

Selling and marketing expenses decreased by approximately $6.6 million in the nine months ended September 30, 2015, compared to the same period of 2014. This decrease is mainly attributable to a decrease in freight and agent commission expenses related to certain projects of the Commercial Division in LATAM.

General and Administrative Expenses

General and administrative expenses of our three divisions for the nine months ended September 30, 2015 and 2014 were as follows:

	Nine months ended			Nine months ended
	September 30,			September 30,
	2015	2014	Percentage	2015	2014
	U.S. dollars in thousands		change	Percentage of revenues per Division
	Unaudited		Unaudited	Unaudited
Commercial	$6,134	$5,255	16.7%	8.8%	5.4%
Mobility	5,020	4,097	22.5%	17.5%	10.5%
Services	4,072	4,659	(12.6)%	13.1%	18.3%
Total	$15,226	$14,011	8.7%	11.7%	8.6%

        General and administrative expenses increased by approximately $1.2 million in the nine months ended September 30, 2015, compared to the same period of 2014. This increase is attributable to a $0.9 million increase in the expenses of both our Commercial and Mobility Divisions, which increases were partially offset by a decrease of $0.6 million in our Services Division.

In our Commercial Division, the $0.9 million increase in expenses is primarily attributable to an increase in bad debt expense attributable to certain customers and to the reversal of certain accruals in the nine months ended September 30, 2014 due to our participation in a tax amnesty program in Brazil (Refis).This increase was partially offset by a decrease in salaries and benefits expenses.

In our Mobility Division, the $0.9 million increase is primarily attributable to higher legal expenses.

In our Services Division, the $0.6 million decrease is primarily attributable to lower salaries due to a reduction in head count and effect of exchange rates.

Goodwill impairment

In September 2015, we identified certain indicators that affected the carrying value of the goodwill of Wavestream within our Mobility Division. The continuing pressure on the Department of Defense, or DoD, budget in the United State along with delayed orders from other clients as well as other elements, were reflected in the reduction of Wavestream's actual revenues and operational results during the nine months ended September 30, 2015 compared to the budget and forecasted projection. We performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350. As a result of this analysis, we recorded goodwill impairment losses of approximately $20.4 million in 2015. We are continuing to monitor the results of our reporting units.

Restructuring costs

In September 2015, we initiated a restructuring plan to improve our operating efficiency at various operating sites and to reduce our operating expenses in the future. As a result, we recognized expenses of $1.0 million in the nine months ended September 30, 2015, for one-time employee termination benefits and costs to terminate a contract.

Financial Expenses, net

In the nine months ended September 30, 2015, our financial expenses were approximately $5.9 million compared to financial expenses of $1.9 million in the same period of 2014. The increase in our financial expenses is primarily attributable to exchange rate differences between local currency and the U.S. dollar in the countries where some of our subsidiaries are located, higher bank charges mainly related to our projects in LATAM and due to our participation in a tax amnesty program in Brazil (Refis) and the reversal of related accruals in 2014.

Taxes on Income

  Taxes on income are dependent upon where our profit is generated. In the nine months ended September 30, 2015 we recorded tax expenses of $0.7 million compared to tax expenses of $0.8 million in the same period in 2014. The decrease in taxes on income is mainly due to our participation in a tax amnesty program in Brazil (Refis) in 2014 and the related expenses incurred.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operation in Australia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the first nine months of 2015, the rate of inflation in Israel was -0.6% and the U.S. dollar appreciated in relation to the NIS at a rate of 0.87%, from NIS 3.889 per $1 on December 31, 2014 to NIS 3.923 per $1 on September 30, 2015. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2015 and 2014, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2015 and 2014 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment), sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, SSPAs, BUCs, and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. space segment, lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Liquidity and Capital Resources

Since inception, our financing requirements have been met through cash from funds generated by operating activities, private equity investments, public offerings, issuances of convertible notes, bank loans and other financial agreements, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of September 30, 2015, we had cash and cash equivalents of $27.7 million, short-term and long-term restricted cash of $68.6 million, short-term restricted cash held in trustees' accounts of $1.2 million and short-term bank credits of $9.1 million. As of December 31, 2014, we had cash and cash equivalents of $27.7 million, short-term and long-term restricted cash of $26.2 million, short-term restricted cash held in trustees' accounts of $15.4 million and short-term bank credits of $15.9 million.

As of September 30, 2015, our total debt was approximately $26.2 million, comprised of long-term loans of $21.7 million and current maturities of long-term loans of $4.5 million.

               We believe that our working capital is sufficient for our present requirements over the next 12 months.

The following table summarizes our cash flows for the periods presented:

	Nine months ended September 30,
	2015	2014
	US Dollars in thousands
	Unaudited

Net cash used in operating activities	$(14,927)	$(23,587)
Net cash provided by (used in) investing activities	19,579	(19,833)
Net cash provided by (used in) financing activities	(3,533)	9,855
Effect of exchange rate changes on cash and cash equivalents	(1,122)	(221)
Net decrease in cash and cash equivalents	(3)	(33,786)
Cash and cash equivalents at beginning of the period	27,726	58,424
Cash and cash equivalents at end of the period	$27,723	$24,638

Our cash and cash equivalents remained at the same level during the nine months ended September 30, 2015 and decreased by approximately $33.8 million during the nine months ended September 30, 2014, as a result of the following:

Operating activities - Cash used in operating activities was approximately $14.9 million and $23.6 million, for the nine months ended September 30, 2015 and 2014, respectively. The cash used in our operating activities in the nine months period ended September 30, 2015 consisted primarily of net income adjusted for non-cash activity, including goodwill impairment and depreciation and amortization and received restricted cash directly related to operating activities which were offset by increase in advances from customers. The net cash used in our operating activities in the nine months period ended September 30, 2014 consisted primarily of net income adjusted for non-cash activity, including depreciation and amortization, increase in other assets, decrease in other liabilities and decrease in advances from customers.

Investing activities - Cash provided by investing activities was approximately $19.6 million in the nine months period ended September 30, 2015. Cash used in investing activities was approximately $19.8 million for the nine months ended September 30, 2014. The changes in our cash derived from our investing activities consisted of purchase of property and equipment and changes in restricted cash.

Financing activities - Cash used in financing activities was approximately $3.5 million in the nine months period ended September 30, 2015. Cash provided by financing activities was approximately $9.9 million in the nine months period ended September 30, 2014. Cash used in financing activities in the nine months period ended September 30, 2015 consisted primarily of repayment of long-term loans and short term bank credit, partially offset by the issuance of restricted stock units and exercise of stock options. Cash provided by financing activities in the nine months period ended September 30, 2014 consisted primarily of proceeds from short term bank credit, partially offset by repayments of long-term loans.